UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒              FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐              NO   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: February 22, 2018

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Amdocs Limited Press Release dated February 22, 2018.

Exhibit 99.1

Amdocs Completes Acquisition of Vubiquity to Further Expand into Media &

Entertainment Business

Purchase positions the company at the center of increased convergence across the content eco-

system and video distributors; New Amdocs Media Division Formed

ST. LOUIS — Feb. 22, 2018 — Amdocs (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today announced it has completed the acquisition of Vubiquity, a leading provider of premium digital content services and technology solutions. This acquisition adds premium content capabilities, including licensing, processing and delivery, for the benefit of customers and end users worldwide, positioning the company at the center of increased convergence across the content community and video distributors including major over-the-top (OTT) providers.

“We are delighted to welcome Vubiquity and its customers to Amdocs and look forward to working together to deliver solutions as the media market continues to evolve at a rapid pace,” said Anthony Goonetilleke, Group President for Amdocs Technology. “With this acquisition, Amdocs stands ready to enable communication service providers and content producers to quickly expand and improve entertainment offerings to grow revenues while gaining increased consumer insights from content consumption.”

Consistent with guidance provided on January 30, 2018, the impact of the acquisition on Amdocs’ diluted non-GAAP earnings per share is expected to be neutral in fiscal year 2018, and accretive thereafter. The impact on diluted GAAP EPS will not be known until after Amdocs completes the purchase price allocation. Amdocs expects to incur acquisition-related expenses related to operating adjustments, restructuring charges and other acquisition-related costs. Further information relating to the financial impact of this acquisition for fiscal 2018 will be provided on Amdocs’ Q2 of FY18 earnings conference call on May 10, 2018 at 5:00 p.m. Eastern Time.

Supporting Resources:

•	Learn more about our capabilities https://www.amdocs.com/vubiquity

•	Keep up with Amdocs news by visiting the company’s website

•	Subscribe to Amdocs’ RSS Feed and follow us on Twitter, Facebook, LinkedIn and YouTube

About Amdocs

Amdocs is a leading software and services provider to the world’s most successful communications and media companies. As our customers reinvent themselves, we enable their digital and network transformation through innovative solutions, delivery expertise and intelligent operations. Amdocs and its 25,000 employees serve customers in over 85 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $3.9 billion in fiscal 2017. For more information, visit Amdocs at www.amdocs.com.

Amdocs’ Forward-Looking Statement

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and expectations about the impact of the Vubiquity acquisition on the Company’s future results. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material.

Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses including Vubiquity, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2017 filed on December 11, 2017 and our quarterly 6-K form furnished on Feb 12, 2018.

Media Contacts:

Linda Horiuchi

Amdocs Public Relations

Tel: +1 (201) 631-6810

E-mail: linda.horiuchi@amdocs.com

Jennifer Headley

Hotwire PR for Amdocs

Tel: +1 212 897-2156

E-Mail: jennifer.headley@hotwirepr.com or AmdocsUS@hotwirepr.com